SCHEDULE 13D
CUSIP No. 737525105

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
Amendments Thereto Filed Pursuant to Rule 13d-2(a)

POSTROCK ENERGY CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

737525105

(CUSIP Number)

Alerian Capital Management LLC 2100 McKinney Avenue 14th Floor Dallas, TX 75201 214-740-6040
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 8, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 737525105

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Alerian Opportunity Partners IV, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
Number of Shares	7	SOLE VOTING POWER
Beneficially Owned by	8	SHARED VOTING POWER 791,633 Shares
Each Reporting	9	SOLE DISPOSITIVE POWER
Person With	10	SHARED DISPOSITIVE POWER 791,633 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 791,633 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

SCHEDULE 13D
CUSIP No. 737525105

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Alerian Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares	7	SOLE VOTING POWER
Beneficially Owned by	8	SHARED VOTING POWER 999,420 Shares
Each Reporting	9	SOLE DISPOSITIVE POWER
Person With	10	SHARED DISPOSITIVE POWER 999,420 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 999,420 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

SCHEDULE 13D
CUSIP No. 737525105

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Gabriel Arce Hammond
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares	7	SOLE VOTING POWER
Beneficially Owned by	8	SHARED VOTING POWER 999,420 Shares (1)
Each Reporting	9	SOLE DISPOSITIVE POWER
Person With	10	SHARED DISPOSITIVE POWER 999,420 Shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 999,420 Shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) The filing of this Schedule 13D and any future amendment by Mr. Hammond, and the inclusion of information herein and therein with respect to Mr. Hammond, shall not be considered an admission that he, for the purpose of Section 16(b) of the Exchange Act, is the beneficial owner of any shares in which he does not have a pecuniary interest.  Mr. Hammond disclaims any beneficial ownership of the shares of Common Stock covered by this Statement.

SCHEDULE 13D
CUSIP No. 737525105

Item 1.	Security and Issuer.

The name of the issuer is PostRock Energy Corporation, a Delaware corporation (the “Issuer”).   The Issuer’s principal executive offices are located at 210 Park Avenue, Suite 2750, Oklahoma City, Oklahoma 73102.  The title of the class of equity securities to which this statement on Schedule 13D (this “Schedule 13D”) relates is the common stock of the Issuer, par value $.01 per share (the “Common Stock”).

Item 2.	Identify and Background

(a) This Schedule 13D is filed by Alerian Opportunity Partners IV, LP (“Opportunity IV”), Alerian Capital Management LLC (“Management”) and Gabriel Hammond (collectively, the “Reporting Persons”).  Alerian Opportunity Advisors IV LLC (“Opportunity Advisors”) is the general partner of Opportunity IV and Mr. Hammond is the managing member of Opportunity Advisors and Management.

(b) The business address of the Reporting Persons is 2100 McKinney Avenue, 14th Floor, Dallas, TX 75201.

(c) The principal business of the Reporting Persons is investing in energy infrastructure through the emerging midstream energy Master Limited Partnership asset class.

(d) and (e). During the last five years, none of the Reporting Persons or Opportunity Advisors have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Opportunity IV and Management are organized as limited partnerships under the laws of the State of Delaware.  Opportunity Advisors is organized as a limited liability company under the laws of the State of Delaware.  Mr. Hammond is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

As of the date hereof, the Reporting Persons beneficially own 999,420 shares of Common Stock.  The Reporting Persons acquired these shares in connection with the Merger as more fully described below.

Item 4.	Purpose of Transaction.

The transactions contemplated by the Agreement and Plan of Merger, dated as of July 2, 2009 and amended as of October 2, 2009 (the “Merger Agreement”) among the Issuer, Quest Resource Corporation (now known as PostRock Energy Services Corporation), Quest Energy Partners, L.P. (now known as PostRock MidContinent Production, LLC), Quest Midstream Partners, L.P. (now known as PostRock Midstream, LLC) (“QMLP”), Quest Midstream GP, LLC (“QMGP”), Quest Energy GP, LLC and other parties thereto closed on March 5, 2010 (the “Merger”).  Pursuant to the Merger Agreement, all of the Reporting Person’s common units in OMLP and membership interest in QMGP were converted into shares of Common Stock of the Issuer at the effective time of the Merger.

The Reporting Persons entered into the transaction in the ordinary course of business for investment purposes.  At the time of the Merger, Mr. Hammond was appointed to the Issuer’s Board of Directors. Mr. Hammond currently serves on the Issuer’s Compensation Committee of the Board of Directors. Other than as disclosed in this Item 4 and other than in Mr. Hammond’s capacity as a director of the Issuer, none of the Reporting Persons currently has plans or proposals that relate to or would result in any of the following:

SCHEDULE 13D
CUSIP No. 737525105

(a)           The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)           An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)           Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)           Any material change in the present capitalization or dividend policy of the Issuer;

(f)           Any other material change in the Issuer’s business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)           Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)           Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)           A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or

(j)           Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a) and (b)            The following table sets forth certain information with respect to shares of Common Stock beneficially owned by the Reporting Persons listed:

Name	Number of shares of Common Stock	Sole or Shared Voting(2)	Sole or Shared Dispositive(2)	% of Total Outstanding(1)

Opportunity IV	791,633	Shared	Shared	9.9%

Management	999,420	Shared	Shared	12.5%

Mr. Hammond (3)	999,420	Shared	Shared	12.5%

(1)  The calculation of the percentage is based on 8,029,898 shares outstanding as of March 8, 2010 as disclosed in the Issuers Report on 10-K filed on March 19, 2010.

(2) Management serves as the investment advisor to Alerian Opportunity Partners IV, Alerian Opportunity Partners IX, Alerian Capital Partners and Alerian Focus Partners, LP (collectively the “Funds”), which own the shares directly.  Management in its capacity as investment advisors has the power to direct the voting and disposition of the shares of Common Stock held by the Funds.

(3) Mr. Hammond specifically disclaims beneficial ownership in the shares of Common Stock reported herein except to the extent of his pecuniary interest therein, if any.

SCHEDULE 13D
CUSIP No. 737525105

(c)           No Reporting Person has effected any transactions with respect to the Common Stock in the past 60 days, other than the transaction reported herein.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as set forth in Item 4, none of the Reporting Persons, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of the Issuer or its subsidiaries, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 Joint Filing Agreement dated as of March 22, 2010.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	March 22, 2010

ALERIAN OPPORTUNITY PARTNERS IV, LP

By: Alerian Opportunity Advisors IV LLC

By:	/s/ Gabriel A. Hammond
Gabriel A. Hammond, its managing member

ALERIAN CAPITAL MANAGEMENT LLC

By:	/s/ Gabriel A. Hammond
Gabriel A. Hammond

/s/ Gabriel A. Hammond
Gabriel A. Hammond

SCHEDULE 13D
CUSIP No. 737525105

EXHIBIT 1

SCHEDULE 13D JOINT FILING AGREEMENT

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13D to which this joint filing agreement is attached, and any and all future amendments to the Schedule 13D, and have duly executed this joint filing agreement as of the date set forth below.

Dated: March 22, 2010

ALERIAN OPPORTUNITY PARTNERS IV, LP

By: Alerian Opportunity Advisors IV LLC

By:	/s/ Gabriel A. Hammond
Gabriel A. Hammond, its managing member

ALERIAN CAPITAL MANAGEMENT LLC

By:	/s/ Gabriel A. Hammond
Gabriel A. Hammond

/s/ Gabriel A. Hammond
Gabriel A. Hammond